Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Apr 3	Mar 28
	2009	2008

Basic:
Average shares outstanding	20,133,000	20,389,000

Net (loss) income	$(8,144,000)	$4,596,000
Per share amount	$(0.40)	$0.23

Diluted:
Average shares outstanding	20,133,000	20,389,000
Dilutive stock securities based on the treasury stock method using average market price	0	194,000

Totals	20,133,000	20,583,000

Net (loss) income	$(8,144,000)	$4,596,000
Per share amount	$(0.40)	$0.22